May 28, 2015

Cable One, Inc.

Amendment No. 3 to Form 10

File No. 001-36863

Dear Mr. Spirgel:

We refer to the letter dated May 22, 2015 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Cable One, Inc. (the “Company”) setting forth the comment of the staff of the SEC (the “Staff”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form 10, File No. 001-36863, filed on May 15, 2015 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 3 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comment of the Staff in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Registration Statement.

The Staff’s comment is set forth below in bold, followed by the Company’s response to the comment. The page numbers in the response refer to the pages in the marked copy of the Information Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Results of Operations, page 7

1.	We note your disclosure on page 55, and elsewhere, describing your strategic decision not to “cross-subsidize [y]our video business with cash flow from [y]our higher growth, higher margin products…” We further note disclosures in your “Income from Operations” that mention management’s continuing “focus on higher margin services, namely data and business services.” In this regard, please consider expanding your disclosures, to quantify and discuss the margins for each of your major services, particularly residential video, residential data, residential voice and business for all periods presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 52 of the Amendment. As discussed with the Staff on May 27, 2015, the Company believes that quantifying margins for its product lines would be competitively disadvantageous, and that such information would not be material to investors in the context of the overall disclosure. However, the Company has revised its disclosure to now include the relative difference in margins among its three largest product lines to further clarify for investors the existing disclosure in the Information Statement that explains the rationale underlying the Company’s decision to concentrate its strategy on its residential data and business services product lines instead of on residential video. In addition, the Company has enhanced its disclosure to provide quantitative support for the primary drivers behind this disparity in margins, noting in the Amendment that in the previous three years programming fees and retransmission fees attributable to residential video services were equal to more than 50% of the Company’s revenues from that product category.

*     *     *     *

The Company’s acknowledgment of the statements for which you requested acknowledgment in the Comment Letter is set forth in Annex A to this letter.

Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

/s/ Eric L. Schiele

Eric L. Schiele

Mr. Larry Spirgel

        U.S. Securities and Exchange Commission

                Division of Corporation Finance

                        100 F Street N.E.

                                 Washington, D.C. 20549-3628

Copies to:

Ms. Celeste Murphy

        U.S. Securities and Exchange Commission

                Division of Corporation Finance

                        100 F Street N.E.

                                 Washington, D.C. 20549-3628

Mr. William Mastrianna

        U.S. Securities and Exchange Commission

                Division of Corporation Finance

                        100 F Street N.E.

                                 Washington, D.C. 20549-3628

Encls.

VIA FEDERAL EXPRESS AND EDGAR

Copy to:

Mr. Thomas O. Might

        Chief Executive Officer

                Cable One, Inc.

                        210 E. Earll Drive

                                 Phoenix, AZ 85012

VIA EMAIL

Annex A

On behalf of Cable One, Inc. (the “Company”) and in connection with the filing of Amendment No. 3 to the Registration Statement, File No. 001-36863 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Cable One, Inc.

by	/s/ Thomas O. Might
Name: Thomas O. Might Title: Chief Executive Officer

Date: May 28, 2015